

March 18, 2014

<u>**Via Email**</u>
Steven Wolosky, Esq.
Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: **Darden Restaurants, Inc.**
       Amendment No. 2 to Preliminary Consent Solicitation Statement
       Filed on Schedule 14A by Starboard Value LP, Starboard Value and Opportunity
       Master Fund Ltd., Starboard Value and Opportunity S LLC, Starboard Value and
       Opportunity C LP, Starboard Leaders Delta LLC, Starboard Leaders Fund LP,
       Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP
       LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP ,
       Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld,
       Bradley D. Blum, Charles M. Stonsteby, Robert Mock and Craig S. Miller
       Filed March 14, 2014
       File No. 1-13666

Dear Mr. Wolosky:

    We have reviewed your filing and have the following comments. In some of our
comments, we may ask you to provide us with information so we may better understand your
disclosure.

General

1.   Please refer to prior comment 2 of our letter dated March 13, 2014. We continue to note disclosure that directly states or implies, without sufficient support, the participants' opinions that the company is hastening the Red Lobster transaction and has not performed a comprehensive review of all alternatives. The basis for the participants' opinions, however, is not apparent. We refer, for example, to soliciting materials that the company filed on March 3, 2014, which outline strategic, financial and operational alternatives considered by the company. If it is the participants' belief that the company's analyses as presented in its soliciting materials was inadequate, non-comprehensive and/or hastily conducted, then please outline the basis for the participants' opinions by disclosing other alternatives you have considered accompanied by the corresponding analyses that is supportive of your opinions. Otherwise, please remove statements that are not supported or that state or imply that the company has not conducted a review of alternatives.

                              *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact me at (202) 551-3757 if you have any questions regarding our comments.

                              Sincerely,

                              /s/ Mellissa Campbell Duru

                              Mellissa Campbell Duru
                              Special Counsel
                              Office of Mergers and Acquisitions